SUB-ITEM 77M:  Mergers
A special meeting of the shareholders of  Federated
Target ETF Fund 2015, Federated Target ETF Fund 2025 and Federated Target ETF Fund 2035 (collectively, the "ETF Funds") was held at 4000 Ericsson Drive,
Warrendale, Pennsylvania 15086-7561, at 2:00 p.m.
(Eastern time), on June 10, 2009.

At the Meeting, shareholders approved an Agreement and Plan of Reorganization between the ETF Funds and Federated Stock and Bond Fund ("New Fund"), whereby the New Fund would acquire all of the assets of the ETF Funds in exchange for shares of the New Fund to be distributed pro rata by the ETF Funds to its shareholders in complete liquidation and termination of the ETF Funds (Reorganization). As a result, effective
June 10, 20091, each shareholder of the ETF Funds became the owner of New Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the ETF Funds.

The Board of Trustees, at its meeting in February 2 2009, unanimously voted to approve the Reorganization.

The Agreement and Plan of Reorganization for this reorganization is hereby incorporated by reference from the definitive Proxy Statement filed with the SEC on April 24, 2009.

Form N-8f, an Application for Deregistration of
Investment Companies, will be filed with the SEC on behalf of the ETF Funds on or about August 2009.

1  Date of  conversion of assets.
2 This date can be found in the "Board Considerations and Recommendations" section of the proxy.